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Via Edgar

August 10, 2022

Tyler Howes

Alan Campbell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vickers Vantage Corp. I
Amendment No. 2 to Registration Statement on Form S-4
Filed July 21, 2022
File No. 333-264941

Dear Mr. Howes and Mr. Campbell:

On behalf of our client, Vickers Vantage Corp. I, a Cayman Islands exempted company (the “Company”), we respond to the comments of the staff of the Office of Life Sciences of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 1, 2022 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 filed on July 21, 2022 (the “Registration Statement”).

Concurrent herewith, the Company has filed via EDGAR its Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain other updated information.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 3. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 3.

August 10, 2022 Page 2

Amendment No. 2 to Registration Statement on Form S-4

Questions and Answers About the Business Combination and the Meeting, page 5

1.	We note your response to prior comment 2. Please revise this section to include a Q&A discussing the material U.S. federal income tax consequences to Vickers shareholders who exercise their redemption rights.

Response: The Company respectfully advises the Staff that it has re-inserted the Q&A discussing the material U.S. federal income tax consequences to Vickers shareholders who exercise their redemption rights on pages 12 to 13, which had been inadvertently deleted from Amendment No. 2.

Proposal 1 – The Business Combination Proposal

Background of the Business Combination, page 118

2.	We note your response to prior comment 6 and reissue in part. Your disclosure elsewhere in the prospectus indicates that the valuation ascribed to Scilex in the merger is $1.5 billion less certain Scilex indebtedness. Please revise to provide more detailed disclosure regarding how the parties negotiated and agreed on this valuation. In your revisions, please describe the analysis that Vickers conducted to determine that the final valuation was reasonable. To the extent that the only valuation analysis conducted by Vickers was the review of Scilex's financial projections from Q1 2021 and the Redwood Projections from April 2021 referenced in the disclosure, please so state and discuss the reasons why Vickers' management and board of directors did not conduct additional valuation review or analysis prior to the signing of the Merger Agreement in March 2022. Please also quantify Sorrento's January 2021 valuation of Scilex and revise to disclose the reasons Vickers board did not consider this valuation.

Response: Pages 127 to 128 have been revised in accordance with the Staff’s comment.

Proposal 1 – The Business Combination Proposal

Background of the Business Combination, page 118

3.	We note your disclosure that the Scilex Management Projections were prepared in the first quarter of 2021 while Sorrento did not acquire the rights to SP-104 until April 2021. Please further expand your disclosure to explain how you were able to reasonably estimate revenue projections for SP-104 prior to its acquisition. Similarly, please explain how Redwood was also able to estimate the costs of sales using confidential negotiated contract prices with the manufacturer prior to acquisition.

Response: Page 127 has been revised in accordance with the Staff’s comment regarding SP-104. The Company respectfully advises the Staff that, with respect to the comment regarding estimated costs of sales, Scilex shared the confidential negotiated contract prices with Redwood pursuant to a non-disclosure agreement. Scilex indicated that such pricing was confidential in the Registration Statement because it cannot publicly disclose those assumptions.

August 10, 2022 Page 3

4.	As previously requested in the first bullet to prior comment 8, please disclose the date Redwood prepared the projections and when those projections were received by Scilex management. Further, explain why the Vickers Board received the Redwood projections in April 2021 when the non-disclosure agreement was not entered into until June 9, 2021.

Response: Page 127 has been revised in accordance with the Staff’s comment. The Company respectfully advises the Staff that, while the Redwood Projections were generally discussed among the parties prior to the execution of the non-disclosure agreement, the Vickers Board did not receive a copy of the Redwood Projections until June 2021.

5.	Please expand your disclosures for footnote 4 to the Scilex Management Projections, to clarify that the assumption SP-102 would receive regulatory approval in the first half of 2022 with commercialization in the second half of 2022 was not met. Similarly, please clarify whether the expectations for the receipt of regulatory approval and commercialization for SP-103 and SP-104 remain consistent with the expectations used in preparing the projections.

Response: Pages 128 to 129 have been revised in accordance with the Staff’s comment.

6.	For the Redwood Projections, please expand footnotes 4 and 5 to address those years that do not appear to be consistent with the disclosure in terms of how the amount was estimated. In this regard, we note that operating expenses for fiscal year 2023 only increased 1.7%, fiscal years 2025 and 2028 declined. Similarly, total other income & expense for fiscal years 2027 through 2030 increase well over the 4-5% disclosed increase.

Response: Pages 130 to 131 have been revised in accordance with the Staff’s comment.

August 10, 2022 Page 4

Index to Financial Statements

15. Subsequent Events

Sorrento Cash Contribution, page F-79

7.	Please revise your disclosure to appropriately characterize this transaction and to provide context for the transaction. Refer to your response to prior comment 15 in your letter dated July 20, 2022 and to the FASB Codification’s Master Glossary for the definition of contribution.

Response: Page F-79 has been revised in accordance with the Staff’s comment.

General

8.	We note your response to prior comment 16. We also note disclosure on page 196 and 288 stating Scilex relied upon input from its financial advisors regarding trends for similar transactions in determining the interim redemption scenario. Please reconcile your disclosure or advise.

Response: Pages 198 and 290 have been revised in accordance with the Staff’s comment. The Company would like to supplement its response to prior comment 16. The Company had also engaged EF Hutton, a division of Benchmark Investments, LLC in December, 2021 for the purpose of assisting with a potential PIPE in connection with this transaction but ultimately the parties did not pursue this option. The Company has not received any notification that EF Hutton is seeking to end its involvement with this transaction either. Scilex has informed us that it did not engage any financial advisor in connection with the transaction.

9.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: Our Sponsors, Vickers Venture Fund VI Pte Ltd and Vickers Venture Fund VI (Plan) Pte Ltd, are both foreign persons as they are funds formed under Singapore law and managed by a Singapore manager (the “Singapore Manager”).The Singapore Manager has 2 shareholders owning more than 10%, one of whom is Singaporean and the other is American. The Singapore Manager has an investment committee comprising two Singapore nationals, one Chinese national and one American.

August 10, 2022 Page 5

Jeffrey Chi, our Chief Executive Officer, and Chris Ho, our Chief Financial Officer, may be deemed to have voting and dispositive power over the shares of the Company held by the Sponsors, and they are both US nationals who control the SPAC. In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 106 of Amendment No. 3 to include a Risk Factor discussing the potential risks in accordance with the Staff’s comment.

Please do not hesitate to contact Joan Guilfoyle at (202) 524-8467 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,
/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Mitchell Nussbaum, Esq. Loeb & Loeb LLP

Joan Guilfoyle, Esq. Loeb & Loeb LLP

Jeffrey Chi Vickers Vantage Corp. I.

Chris Ho Vickers Vantage Corp. I.

Mhamed Mengad Vickers Vantage Corp. I.

Henry Ji, Ph.D. Scilex Holding Company

Jaisim Shah, Scilex Holding Company

Jeffrey Hartlin, Esq. Paul Hastings LLP

Elizabeth Razzano, Esq. Paul Hastings LLP

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